UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

Commission File Number: 333-130386

GENTOR RESOURCES INC.
(Exact Name of Registrant as Specified in Charter)

4120 Yonge Street, Suite 304
Toronto, Ontario, M2P 2B8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTOR RESOURCES INC.
(Registrant)

Date: May 31, 2023	By: /s/ Donat K. Madilo
Name: Donat K. Madilo
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Condensed Consolidated Financial Statements (Unaudited) for the period ended March 31, 2023
99.2	Management’s Discussion and Analysis for the period ended March 31, 2023
99.3	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO
99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO